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                                                                    EXHIBIT 99.1


                                                                    NEWS RELEASE
                                                           FOR IMMEDIATE RELEASE

                                                                  March 22, 2002
                                                    For more information contact
                                        Investors: Clark Thompson (425) 867-7345
                                             Media: Karyn Beckley (425) 882-3753


         SPACELABS MEDICAL, INC. SIGNS DEFINITIVE MERGER AGREEMENT WITH
                           INSTRUMENTARIUM CORPORATION


REDMOND, WASHINGTON, MARCH 22, 2002 - Spacelabs Medical, Inc. (NASDAQ: SLMD) announced today that it has executed a definitive merger agreement with Instrumentarium Corporation. The Spacelabs Board of Directors has unanimously approved the transaction. Under the terms of the agreement, Spacelabs stockholders will receive $14.25 in cash for each share of Spacelabs common stock. The transaction is valued at approximately $140 million (US).

Carl Lombardi, Chairman and CEO of Spacelabs Medical commented, "This transaction is the result of the strategic initiative to maximize shareholder value that we announced on December 13, 2001. The process we employed in evaluating our strategic alternatives was extensive and thorough and we are excited about the opportunities that the merger with Instrumentarium presents. In recent years, we have seen our major competitors join forces with large, multinational corporations. While Spacelabs has gained a reputation over the years for excellent products and customer service, we believe that we can best compete in today's marketplace by aligning ourselves with a company that has a product offering that compliments our own. We believe this merger will leverage the strengths of both companies, providing avenues for further growth."

The merger is subject to regulatory approval, Spacelabs stockholder approval and other customary closing conditions, and is currently expected to be completed in the second quarter of 2002. It is possible that the merger price will be adjusted if the cost of cashing out certain stock options exceeds an agreed upon amount, an event that is not expected under present conditions.

Gerard Klauer Mattison and Company, Inc. represented Spacelabs Medical as financial advisors.

Spacelabs Medical is a leading provider of integrated healthcare information systems and instrumentation with a strategic focus on wireless, telemedicine and Internet solutions for healthcare. The company's products are in use in over 90 countries throughout the world. Spacelabs provides a full range of patient monitoring products and information systems for use in all areas of the hospital. The company's cardiology products including ECGs, ambulatory blood pressure and Holter monitors are widely used in physician offices and hospitals.

Instrumentarium Corporation is a leading international medical technology company, operating in Anesthesia and Critical Care (Datex-Ohmeda and Deio), Medical Equipment and Optical Retail. In 2001 Instrumentarium had sales of EUR 1025 million ($920 million) and employed approximately 5,300 professionals worldwide. Instrumentarium is listed on the Helsinki

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Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also
www.instrumentarium.com.


Safe Harbor - This news release contains certain forward-looking statements about the proposed merger of Spacelabs and Instrumentarium Corporation. These statements include statements regarding the anticipated closing date of the transaction and the expectation that no adjustment to the purchase price will be required. There is no assurance that any transaction will close or that no adjustment to the purchase price will be required. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, adjustments to the purchase price, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Spacelabs and Instrumentarium Corporation are engaged, and changes in the securities markets.

Spacelabs and Instrumentarium Corporation do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Spacelabs will be filing a proxy statement and other relevant documents concerning the merger with the Securities and Exchange Commission (the "SEC"). STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Spacelabs will be available free of charge from the Secretary of Spacelabs at 15220 N.E. 40th Street, P.O. Box 97013, Redmond, Washington 98073-9713, telephone (425) 882-3700. READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Spacelabs, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the participants may be obtained from Spacelabs.



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(C) Spacelabs Medical, Inc. 2002


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